                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
    U.S. Dollar 100,000,000 Callable Step-Up Notes of 2002, due June 27, 2008






                    Filed pursuant to Rule 3 of Regulation BW






                               Dated: May 29, 2002

        The following information regarding the U.S. Dollar 100,000,000 Callable Step-Up Notes of 2002, due June 27, 2008 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20, 2001) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 100,000,000 Callable Step-Up Notes of 2002, due June 27, 2008.

               (b) The interest rate shall be 4.75 percent for the period from June 27, 2002 to June 27, 2003, thereafter increasing by 0.25 percent annually. Interest payment dates will be each June 27, commencing on June 27, 2003 and ending on June 27, 2008.

               (c) Maturing June 27, 2008. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on June 27, 2003 and annually thereafter with 10 New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               The Bank will enter into a Terms Agreement with Morgan Stanley International Limited as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the

Manager will agree to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 101.50% of par, less commissions of 1.70%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about June 27, 2002.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

               The Manager proposes to offer all the Notes to the public at the public offering price of 101.50%.

        Item 3.  DISTRIBUTION SPREAD

             Price to                 Selling Discounts          Proceeds to the
              Public                   and Commissions                 Bank(1)
             --------                 -----------------          ---------------
        Per Unit: 101.50%                    1.70%                    99.80%
      Total: USD 101,500,000             USD 1,700,000            USD 99,800,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               None


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(1)    Without deducting expenses of the Bank, which are not yet known.